

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 12, 2012

<u>Via E-Mail</u>
Mr. Thomas J. Seifert
Senior Vice President and Chief Financial Officer
Advanced Micro Devices, Inc.
One AMD Place
Sunnyvale, California 94088

      Re: Advanced Micro Devices, Inc.
              Form 10-K for the Year Ended December 31, 2011
              Filed February 24, 2012
              File No. 001-07882

Dear Mr. Seifert:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2011</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Overview, page 30</u>

1. We see the disclosure of adjusted free cash flow in the second paragraph of the Overview. Please tell us how this disclosure fully considers the guidance from S-K Item 10(e)(i). In that regard, it is unclear how you have provided a presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles.

Financial Condition, page 45

2. We see that you report approximately $1.8 billion in cash and investments and that you have substantial debt and other cash commitments. In that regard, please tell us how you considered whether to disclose the amount of cash and investments held outside of the United States. Also, to the extent significant to an understanding of your liquidity, clarify whether there are any matters that could impact your ability to use cash and investments held outside of the United States for domestic or for other general corporate purposes.

Item 8. Financial Statements

Note 13: Segment Reporting, page 86

3. Tell us where you have disclosed the amount of depreciation and amortization expense included in each segment's results as required by FASB ASC 280-10-50-22. While you disclose that your CODM does not evaluate operating segments using discrete asset information, we note that one of the measures used to evaluate segment results is operating income (loss), of which depreciation and amortization expense is a component. If you concluded that the disclosure was not required, please tell us why and explain how you considered ASC 280-10-55-12 through 55-15 in reaching your conclusion.

4. We note from your business discussion on pages two through seven that you appear to describe several product lines under each of the two reportable segments, in-part organized by type of product and in-part organized by end use. In this regard, please tell us how the notes to your financial statements consider the product line disclosure guidance from FASB ASC 280-10-50-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett, Staff Accountant, at (202) 551-3606 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/ Gary Todd for

Brian Cascio
Accounting Branch Chief